November 16, 2017 2017 Investor Day Filed by Liberty Interactive Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: HSN, Inc. Commission File No.: 001-34061

Forward-Looking Statement This presentation includes certain forward-looking statements, including statements about business strategies, market potential, our proposed acquisition of HSN, Inc. (“HSNi” and the “proposed HSNi acquisition”) and our proposed acquisition of General Communication, Inc. (“GCI”) and the proposed split-off of GCI and certain Liberty Ventures Group assets and liabilities (the “proposed GCI transactions” and together with the proposed HSNi acquisition, the “proposed transactions”), the proposed reattribution or sale of assets and liabilities at Liberty Interactive in connection with the proposed GCI transactions, the anticipated benefits and synergies resulting from each of the proposed transactions, the renaming of Liberty Interactive, estimated purchased accounting amortization in connection with the proposed HSNi acquisition, the proposed financial structure and capitalization of each of the QVC Group and GCI Liberty following the proposed transactions, future financial prospects, new service and product offerings, the monetization of our non-core assets, the continuation of our stock repurchase program, the estimated liabilities under exchangeable debentures and the ability of invested cash flows to meet obligations under the debentures and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to complete each of the proposed transactions, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty Interactive, changes in law and government regulations that may impact the derivative instruments that hedge certain of our financial risks and market conditions conducive to stock repurchases. These forward-looking statements speak only as of the date of this presentation, and Liberty Interactive expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, including the most recent Forms 10-Q and 10-K for additional information about Liberty Interactive and about the risks and uncertainties related to Liberty Interactive’s business which may affect the statements made in this presentation. During today’s presentation we will discuss certain non-GAAP financial measures including adjusted net income. Please refer to the Appendix at the end of the presentation for definitions and applicable GAAP reconciliations. The Appendix will be available on our website www.libertyinteractive.com throughout this meeting.

Additional Information Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed HSNi acquisition (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the proposed HSNi acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872- 1000, email: ir@hsn.net. Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and issuance of shares in the proposed GCI transactions will only be made pursuant to GCI’s effective registration statement. Liberty Interactive stockholders, GCI stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed GCI transactions (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the proposed GCI transactions. Copies of these SEC filings will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com. Participants in a Solicitation The directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed GCI transactions. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on April 20, 2017. Information regarding the directors and executive officers of GCI is available as part of its Annual Report on Form 10-K filed with the SEC on March 2, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

QVC Has Structural Advantages Over Traditional Retail (cont.) Global Scale TV Homes(1) (millions) Channels 104 3 41 3 26 1 27 5 24 1 19 1 121 1 362 15 New QVC Group will be #1 in global video commerce(2) #3 in eCommerce and mobile(3) As reported in respective 10-K filings for year ended December 31, 2016. Source: Pitchbook / Morningstar, Euromonitor, public company filings, QVC internal analysis. Latest available. Source: Internet Retailer. #3 in North America in eCommerce and #3 in mobile commerce in US among multi-category retailers. Includes QVC, HSNi and zulily. Estimated operating synergies between QVC and HSNi, excludes potential capex savings. Procurement Duplicate Functions MSO Distribution Fees / Marketing $60-65m CapEx Synergies Revenue Synergies Extended by HSNi Synergies Freight and other indirect savings Leverage QVC direct sourcing / strategic vendor management Payment options Headcount Public company costs (listing and filing fees) Conservative assumptions on MSOs (channel placement and HD availability equally important) Marketing spend optimization Business Process Integration Optimize supply chain network Optimize contact centers $200 - 220 million estimated operating synergies(4) Phased timing of synergies ramping through 2021 4 3 $60-65m $60-65m $20-25m

Pending Formation of QVC Group

Today's QVC Group



Tracking stock
HSN
38%
100%
zulily
100%

Reattribution at Closing of GCI Liberty Transaction

Assets: (~$1,535m)

- Cash ($932m)[1]
- ILG ($366m after-tax)[2]
- Private assets[3] ($75m)
- Green Energy Investments ($138m)
- Tax benefits – stock options ($24m)

Liabilities: (~$1,535m)

- Exchangeable Debentures
  - 1.75% Exchangeable ($590m)[4]
  - Remaining Exchangeables[5]

Pro-Forma QVC Group



Asset backed stock
HSN
100%
100%
zulily
100%
Green Energy Investments
ilg
13%
Exchangeable Bonds[6]
Private Assets[3]

- Private assets[3] valued at $75m at Liberty Ventures expected to be reattributed to QVC Group
- 1.75% Charter Exchangeable Debentures will be reattributed to QVC Group from Liberty Ventures with approximately $590m cash and indemnity from GCI Liberty[7]
  - QVC Group expects to launch tender offer post reattribution to repurchase 1.75% Debentures
- Valuation on remaining exchangeables[5] based on third party valuation using consistent methodology as transaction announcement
  - Valuation increased due primarily to change in market value, passage of time and adjustment of valuation inputs
- $342m[1] of reattributed cash expected to reduce QVC revolver

Note: All data as of 11/10/17. All valuations based on current legal and regulatory environment and subject to final valuation at close.
(1) Total reattributed cash of $932m includes $590m to be used towards tender offer for 1.75% Charter Exchangeable Debentures reattributed from Liberty Ventures Group and $342m expected to reduce QVC revolver.
(2) Represents fair value of investment in ILG net of tax.
(3) Includes estimated fair value of Sound Ventures, Quid, Brit+Co and Liberty Israel Venture Fund II.
(4) Represents NPV of principal and cash interest payments through put/call date (10/2023) as of 11/10/17; final valuation to be determined as of transaction date.
(5) Includes Liberty Interactive's 4.00%, 3.75%, 3.50% and 0.75% Exchangeable debentures; based on third party valuation.
(6) Includes Liberty Interactive's 4.00%, 3.75%, 3.50% and 0.75% Exchangeable debentures; based on third party valuation. Excludes 1.75% Charter Exchangeable Debentures reattributed from Liberty Ventures based on assumption that Debentures are tendered in full.
(7) Additional information available on slide 14 of Liberty Ventures Investor Day presentation.

5

Pro-Forma QVC Group Debt



$ in millions
$5.4b
QVC & Subsidiary Debt
$3,727
QVC Credit Facility(3)
$1,690
Covenant Threshold: 3.5x
Leverage Target: 2.5x
QVC Inc. Leverage Ratio 2.7x(2)
Corporate Level Debentures
$791
Reattributed Exchangeable Debentures(1)
$1,199
Pay down QVC Revolver(4)
$342
HSNi Revolving Credit Facility(1)
$20
HSNi Term Loan(1)
$456
HSN, Inc. Leverage Ratio 1.8x(5)
Covenant Threshold: 3.5x
Leverage Target Similar to QVC
$7.5b
QVC Inc.
Corporate Debt
QVC Group Today(1)
Reattribution
HSNi
Pro-Forma QVC Group

Note: See footnotes on slide 34. Reattribution refers to transaction described on slide 25. Excludes 1.75% Charter Exchangeable Debentures reattributed from Liberty Ventures based on assumption that Debentures are tendered in full.

(1) Represents principal amounts outstanding as of 9/30/17.
(2) As of 9/30/17, as defined in QVC's credit facility and based on combined adjusted OIBDA of QVC and zulily.
(3) Total capacity of $2.65b, includes $400m tranche where zulily is co-borrower and co-guarantor.
(4) Assumes $342m of reattributed cash used to pay down QVC's credit facility.
(5) Based on publicly available information. As of 9/30/2017, as defined in HSNi's credit agreement.

6

Review of Purchase Accounting Amortization QVC Group Intangible Asset Balance QVC Group Purchase Accounting Amort. QVC purchase accounting (“PA”) dates back to 2003 acquisition of Comcast’s interest in QVC Majority of QVC PA amortization rolled off by end of Q3-17 Additional PA amortization associated with zulily acquisition HSN purchase accounting amortization will be layered in after close Annual purchase accounting amortization estimated $150 - 175m(1) over 5 - 10 years PA amortization is not deductible for cash tax purposes Preliminary estimate and subject to change. 540 226 14 9 4 726 503 328 172 98 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 2015 2016 2017 2018 2019 QVC zulily

QVC Group Pro-Forma Capitalization

Pro-Forma QVC Group Capitalization w/ HSNi

In millions as of 9/30/2017	
8.5% senior debentures[1]	$287
8.25% senior debentures[1]	$504
Corporate level debentures	**$791**
QVC Credit Facility[3]	**$1,690**
QVC senior secured notes	$3,550
Other	$177
QVC senior notes and subsidiary debt[1]	**$3,727**
HSNi Debt	
Term Loan	$456
Revolving Credit Facility[4]	$20
Total HSNi Debt	**$476**
Total Pro-Forma QVC Group Debt	**$6,684**
Pro-Forma QVC Group Cash[5]	$354
Pro-Forma QVC Group Net Debt	**$6,330**

Post-Reattribution Pro-Forma QVC Group Capitalization

In millions as of 9/30/2017	
8.5% senior debentures[1]	$287
8.25% senior debentures[1]	$504
4.00% S/CTL exchangeable debentures[2]	$435
3.75% S/CTL exchangeable debentures[2]	$435
3.50% MSI exchangeable debentures[2]	$328
0.75% CHTR/TWX/TIME exchangeable debentures[2]	$1
Corporate level debentures[6]	**$1,990**
QVC Credit Facility[7]	**$1,348**
QVC senior secured notes	$3,550
Other	$177
QVC senior notes and subsidiary debt[1]	**$3,727**
HSNi Debt	
Term Loan	$456
Revolving Credit Facility[4]	$20
Total HSNi Debt	**$476**
Total Pro-Forma QVC Group Debt	**$7,541**
Pro-Forma QVC Group Cash[8]	$354
Pro-Forma QVC Group Net Debt	**$7,187**

Note: Reattribution refers to transaction described on slide 25. Totals may not sum due to rounding. Excludes 1.75% Charter Exchangeable Debentures reattributed from Liberty Ventures based on assumption that Debentures are tendered in full.

(1) Face amount of Senior Notes and Debentures with no reduction for unamortized discount.
(2) Face amount of Senior Exchangeable Debentures with no reduction for fair market value adjustment.
(3) Total capacity of $2.65b, includes $400m tranche where zulily is co-borrower and co-guarantor.
(4) Total capacity of $750m.
(5) Based on QVC Group attributed cash and HSNi cash as of 9/30/2017, less approximately $50m in estimated HSNi transaction fees.
(6) Excludes 1.75% Charter Exchangeable Debentures reattributed from Liberty Ventures based on assumption that Debentures are tendered in full.
(7) Total capacity of $2.65b, includes $400m tranche where zulily is co-borrower and co-guarantor. Assumes $342m of reattributed cash used to pay down QVC's credit facility.
(8) Based on QVC Group attributed cash and HSNi cash as of 9/30/2017, less approximately $50m in estimated HSNi deal fees. Excludes reattributed cash of $932m (assumes $342m used to pay down QVC's credit facility and $590m used in full towards anticipated tender offer for 1.75% Charter Exchangeable Debentures.)

8

Pro Forma QVC Group Liquidity Cash, Liquid Investments and Revolver Capacity Pro Forma for HSNi Acquisition and Reattribution as of 9/30/17 ($ in millions) Revolver capacity QVC: $2,650m total capacity(1) $1,292 HSN: $750m total capacity(2) $715 Cash and liquid investments QVC Group balance sheet cash and liquid investments(3) $333 HSN balance sheet cash and liquid investments $21 TOTAL $2,361 $1,690m used as of 9/30/17 with $10m in letters of credit; assumes $342m of reattributed cash used to pay down QVC’s credit facility. $20m used as of 9/30/17 with $14.5m in letters of credit. Includes cash as of 9/30/17 at QVC, zulily and corporate, less approximately $50m in estimated deal fees for HSNi transaction. Excludes reattributed cash of $932m: assumes $342m used to pay down QVC’s credit facility and $590m used in full towards anticipated tender offer for 1.75% Charter Exchangeable Debentures.

Well Diversified, Low Cost Maturities across QVC Group QVC, Inc.’s weighted average cost of debt 4.1% (pre-tax) QVC Group’s pro-forma weighted average cost of debt 4.5% (pre-tax) 4% 3.75% 3.5% Note: Excludes 1.75% Charter Exchangeable Debentures reattributed from Liberty Ventures based on assumption that Debentures are tendered in full. Pro forma for $342m reattributed cash expected to be used to pay down outstanding QVC revolver. $0 $500 $1,000 $1,500 $2,000 $2,500 QVC RC Revolver Availability 8.5% Notes 8.25% Notes QVC Notes HSNi S/CTL 4% Exch. S/CTL 4% Exch. Recapture S/CTL 3.75% Exch. S/CTL 3.75% Exch. Recapture MSI Exch. MSI Exch. Recapture (1)

QVC Group Historically Converts ~42% of Adj. OIBDA to Levered FCF[1]

As % of QVC, Inc. Adj. OIBDA	Trailing 5 Year Average	Location on C/F Statement
QVC, Inc. Adj. OIBDA	100%	
Changes in Working Capital	(2%)	Operating C/F
Capital Expenditures	(10%)	Investing C/F
QVC, Inc. Cash Taxes	(26%)	Operating C/F
TV Distribution Rights Payments	(2%)	Investing C/F
Dividend to Mitsui	(2%)	Financing C/F
Other	(2%)	Various
QVC, Inc. Cash Interest	(12%)	Operating C/F
= QVC, Inc. Levered Free Cash Flow[1]	**44%**	

As % of zulily Adj. OIBDA	2017 LTM[2]
zulily Levered Free Cash Flow	**41%**

As % of Consolidated QVC Group Adj. OIBDA	Trailing 5 Year Average
Corporate Interest	(4%)
Corporate Overhead	(1%)
Cash Tax Benefit of QVC Group Interest/Overhead	2%
Consolidated QVC Group Levered Free Cash Flow[1]	**42%**

Future additions:

- HSNi L-FCF % Adj. EBITDA[3]: 51%
- Exchangeable debentures annual cash flow: $150m+ today growing to $400m+ by 2029
- Green energy investments: $40m net after-tax cash inflows in 2018, additional cash flow declining through 2021

Note: Figures for QVC and zulily represent the average trailing twelve months for the five year period ending on 9/30/17 and do not include one-time events.

(1) Excludes impact of HSNi dividend payments to QVC Group.

(2) LTM as of 9/30/17.

(3) Average trailing twelve months for the five year period ending on 9/30/17. Levered free cash flow calculated as CFFO less capital expenditures.

11

QVC Group Ownership Pro-Forma for HSNi Acquisition QVC Group Ownership Based on QVC Group undiluted share count as of 10/31/2017. Based on HSNi undiluted share count as of 11/6/2017. Legacy QVC Group Post-Transaction Number of Shares % Common Equity % Voting Number of Shares % Common Equity % Voting QVC Group Shareholders QVCA Shares (1) 401.1 93.2% 57.9% 401.1 82.9% 53.7% QVCB Shares (1) 29.2 6.8% 42.1% 29.2 6.0% 39.1% Total QVC Group 430.3 100.0% 100.0% 430.3 88.9% 92.8% HSNi Shareholders (ex. Liberty Interactive) Newly Issued QVCA Shares (2) - - - 53.5 11.1% 7.2% Total Undiluted Common Shares Outstanding 430.3 483.8

November 16, 2017 Liberty Investor Day 2017 QVC Overview Mike George, President and CEO

Forward-Looking Statements This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about business strategies, market potential, future financial prospects, international expansion, new service and product offerings, customer growth, trends in digital video consumption, the realization of estimated synergies and benefits derived from Liberty Interactive Corporation’s proposed acquisition of HSNi, organizational structure and senior executive team changes and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our business, and continued access to capital on terms acceptable to QVC. These forward-looking statements speak only as of the date of this presentation, and QVC expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in QVC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and QVC, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and QVC and about the risks and uncertainties related to the business of each of Liberty Interactive and QVC which may affect the statements made in this presentation. Additional Information Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed HSNi acquisition (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the proposed HSNi acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net. Non-GAAP Measures This presentation includes certain non-GAAP financial measures including adj. OIBDA, adj. OIBDA margin and constant currency growth rates. The required definitions and reconciliations (Preliminary Note and Schedules) can be found at the end of this presentation. 2

QVC & HSNi OPERATING SYNERGIES

- $200-220M estimated operating synergies, up from $75-110M at announcement
  - Excludes revenue and capex synergies
- $125M in one time costs[1], up from $75M at announcement
- Anticipate deploying some savings in business driving initiatives

Procurement	• Freight and other indirect savings • Leverage QVC direct sourcing / strategic vendor management • Payment options	~30%
Duplicate Functions	• Headcount • Public company costs (listing and filing fees)	~30%
Business Process Integration	• Optimize supply chain network • Optimize contact centers	~30%
MSO Distribution Fees / Marketing	• Conservative assumptions on MSOs, channel placement and HD availability equally important • Marketing spend optimization	~10%

[1] One-time costs are 50/50 expense/capital.

42

QVC & HSNi OPERATING SYNERGIES Time Phasing of Synergies $200-220 Run Rate Cost Synergies 2017 2018 2019 2020 One-Time Costs $25 $35-40 $35-40 43 In millions $160-175 $110-120 $40 2021 $15-20

EXPECTATIONS FOR FUTURE COMPANY • Consistent sales growth over time • Operating efficiencies to offset investments (in customer value/growth platforms) Reduce Costs and Reinvest for the Customer Drive Sustainable Sales Growth • Significant FCF generation • Including benefit of debenture shield post LVNT split off • Shareholder friendly capital management Invent the Future • Growth initiatives aligned with platform and vision Income generating assets Share repurchase • • 46